SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Ryland Group, Inc.

(Name of Issuer)
Common Stock, par value $1.00 per share

(Title of Class of Securities)
783764103

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 783764103	SCHEDULE 13G/A	Page 2 of 15 Pages

1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

GRS Advisors, LLC*
*As the result of an internal corporate reorganization, GRSLP Managers, LLC (formerly known as GEM Realty Advisors, LLC) will now be filing their Schedule 13G under GRS Advisors, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON (See Instructions) IA/ OO

CUSIP No. 783764103	SCHEDULE 13G/A	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GEM Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON (See Instructions) HC/OO

CUSIP No. 783764103	SCHEDULE 13G/A	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GEM MM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 783764103	SCHEDULE 13G/A	Page 5 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Atrium GEM Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON (See Instructions) HC/OO

CUSIP No. 783764103	SCHEDULE 13G/A	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GEM Realty Securities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 783764103	SCHEDULE 13G/A	Page 7 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GEM Realty Securities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 783764103	SCHEDULE 13G/A	Page 8 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Norman S. Geller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON (See Instructions) IN/HC

CUSIP No. 783764103	SCHEDULE 13G/A	Page 9 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael A. Elrad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0.00%
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12		TYPE OF REPORTING PERSON (See Instructions) IN/HC

CUSIP No. 783764103	SCHEDULE 13G/A	Page 10 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry A. Malkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON (See Instructions) IN/HC

CUSIP No. 783764103	SCHEDULE 13G/A	Page 11 of 15 Pages

Item 1.	(a) Name of Issuer

The Ryland Group, Inc., a Maryland corporation (the “Company”)

(b) Address of Issuer’s Principal Executive Offices

24025 Park Sorrento, Suite 400

Calabasas, California 91302

Item 2.	(a) Name of Person Filing
(b) Address of Principal Business Office, or, if none, Residence
(c) Citizenship

 (i)   GRS Advisors, LLC

900 N. Michigan Avenue, Suite 1450

Chicago, IL 60611

Delaware LLC

(ii)   GEM Capital, L.P.

900 N. Michigan Avenue, Suite 1450

Chicago, IL 60611

Delaware LLC

(iii)  GEM MM, LLC

900 N. Michigan Avenue, Suite 1450

Chicago, IL 60611

Delaware LLC

(iv)  Atrium GEM Partners, LLC

900 N. Michigan Avenue, Suite 1450

Chicago, IL 60611

Delaware LLC

(v)  GEM Realty Securities, L.P.

900 N. Michigan Avenue, Suite 1450

Chicago, IL 60611

Delaware LP

(vi) GEM Realty Securities, Ltd.

c/o M&C Corporate Services Limited

Ugland House

P.O. Box 309GT

Georgetown, Grand Cayman

Cayman Corporation

(vii) Norman S. Geller

900 N. Michigan Avenue, Suite 1450

Chicago, IL 60611

U.S. Citizen

(viii)  Michael A. Elrad

  900 N. Michigan Avenue, Suite 1450

  Chicago, IL 60611

  U.S. Citizen

  (ix)   Barry A. Malkin

  900 N. Michigan Avenue, Suite 1450

  Chicago, IL 60611

  U.S. Citizen

(d) Title of Class of Securities

Common Stock, par value $1.00 (“Common Stock”)

(e) CUSIP No.:

783764103

CUSIP No. 783764103	SCHEDULE 13G/A	Page 12 of 15 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 783764103	SCHEDULE 13G/A	Page 13 of 15 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person

Item 5. Ownership of Five Percent or Less of a Class

X

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. 783764103	SCHEDULE 13G/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

GRS Advisors, LLC

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

GEM Capital, L.P.

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

GEM MM, LLC

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

Atrium GEM Partners, LLC

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

GEM Realty Securities, L.P.

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

GEM REALTY SECURITIES, LTD.

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

By:	/s/ Norman S. Geller
	Name:	Norman S. Geller

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad

By:	/s/ Barry A. Malkin
	Name:	Barry A. Malkin

CUSIP No. 783764103	SCHEDULE 13G/A	Page 15 of 15 Pages

 JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 2,434,774 shares of Common Stock of Cardica, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 7th day of February 2013.

GEM REALTY ADVISORS, LLC

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

GEM Capital, L.P.

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

GEM MM, LLC

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

Atrium GEM Partners, LLC

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

GEM Realty Securities, L.P.

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

GEM REALTY SECURITIES, LTD.

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad
	Title:	Senior Managing Partner

By:	/s/ Norman S. Geller
	Name:	Norman S. Geller

By:	/s/ Michael A. Elrad
	Name:	Michael A. Elrad

By:	/s/ Barry A. Malkin
	Name:	Barry A. Malkin